June 16, 2009

Mr. Rami S. Ramadan
President, Chief Executive Officer and Chief Financial Officer
Trans World Corporation
545 Fifth Avenue, Suite 940
New York, NY 10017

       RE: Trans World Corporation
       Form 10-K: For the Year Ended December 31, 2008
       Form 8-K: Filed on May 12, 2009
       File Number: 000-25244

Dear Mr. Ramadan:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

       Sincerely,

       Lyn Shenk
       Branch Chief